Exhibit 12.1
Nasdaq, Inc.
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividends
(Dollars in Millions)
Unaudited

	Year Ended December 31,
	2016		2015		2014	2013		2012

Pre-tax income from continuing operations(1)	$132	(3)	$612	(3)	$592	$600	(4)	$548	(4)

Add: fixed charges	151		127		134	126		111

Pre-tax income before fixed charges	283		739		726	726		659

Fixed charges:

Interest expense(2)	151		127		134	126		111

Total fixed charges	151		127		134	126		111

Preferred stock dividend requirements	—		—		—	—		—

Total combined fixed charges and preferred stock dividends	$151		$127		$134	$126		$111

Ratio of earnings to fixed charges	1.87		5.82		5.42	5.76		5.94

Ratio of earnings to fixed charges and preferred stock dividends	1.87		5.82		5.42	5.76		5.94

(1)	Pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies.

(2)
Consists of interest expense on all debt obligations (including accretion of debt issuance costs and debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(3)	Includes an asset impairment charge of $578 million in 2016 and costs of $41 million in 2016 and $172 million in 2015 associated with Nasdaq’s 2015 restructuring program that was announced in 2015.

(4)	Includes costs of $9 million in 2013 and $44 million in 2012 associated with Nasdaq’s 2012 restructuring program that was announced in 2012.